SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                            AMENDMENT NO. 11 TO
                                SCHEDULE 13D
                               (RULE 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                                     TO
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (FINAL AMENDMENT)

                    COGENERATION CORPORATION OF AMERICA
   ------------------------------------------------------------------------
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
   ------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                628950 10 7
   ------------------------------------------------------------------------
                               (CUSIP NUMBER)


  James J. Bender                        John P. Moore, Jr.
  Vice President and General Counsel     Vice President and Corporate Secretary
  NRG Energy, Inc.                       Northern States Power Company
  1221 Nicollet Mall, Suite 700          414 Nicollet Mall, Fourth Floor
  Minneapolis, MN 55043                  Minneapolis, MN  55401
  (612) 373-5300                         (612) 330-5500

   ------------------------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                             December 17, 1999
   ------------------------------------------------------------------------
       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

CUSIP NO.628950 10 7           13D
         -----------

  --------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      NRG ENERGY, INC.  (I.R.S. EMPLOYER IDENTIFICATION NUMBER 41-1724239)
  --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                       (b)
  --------------------------------------------------------------------------
  3   SEC USE ONLY

  --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

  --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

  --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
  --------------------------------------------------------------------------

  NUMBER OF     7  SOLE VOTING POWER               -3,106,612-
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              --------------------------------------------------------------
               8   SHARED VOTING POWER            - 0 -
              --------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER         -3,106,612-
              --------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER       - 0 -
 ---------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,106,612
 ---------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES NOT APPLICABLE
 ---------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      45.30%
 ---------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
 ---------------------------------------------------------------------------

     This Amendment No. 11 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission by NRG Energy, Inc. ("NRG") and Northern States Power Company with respect to the common stock, par value $.01 per share (the "Common Stock"), of Cogeneration Corporation of America (the "Company"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Statement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 in the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

          (a) For the purposes of Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and prior to the Effective Time (as hereafter defined), each of the Reporting Persons had shared voting power and shared dispositive power with respect to (and therefore beneficially owned) 3,106,612 shares of Common Stock representing approximately 45.3% of the outstanding Common Stock.

               Except as set forth in this Item 5(a), neither of the Reporting Persons beneficially owns any shares of Common Stock.

          (b) Prior to the Effective Time (as hereafter defined), each of the Reporting Persons had shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 3,106,612 shares of Common Stock.

          (c) Other than pursuant to the Merger Agreement and the Stockholders Agreement, no transactions in the Common Stock have been effected since August 26, 1999 by any Reporting Person.

          (d)  Not applicable.

          (e) Pursuant to the Merger Agreement, immediately prior to the Effective Time (as hereafter defined), 1,406,612 shares of Common Stock held by the Reporting Persons have been contributed to Merger Sub. Upon the Effective Time, all of the shares of Common Stock held by Merger Sub were cancelled. The remaining 1,700,000 shares of Common Stock were retained by NRG and, upon the Effective Time, were converted into the right to receive $25.00 per share in cash, without interest. See Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Pursuant to the Stockholders Agreement, NRG contributed 1,406,612 shares of Common Stock to Merger Sub immediately prior to the Effective Time (as hereafter defined) in exchange for 20% of the common stock of Merger Sub. The Merger Agreement provided for Merger Sub to merge with and into the Company, with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation"). On December 17, 1999 (the "Effective Time"), Merger Sub filed a Certificate of Merger with the Secretary of State of the State of Delaware. Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of Common Stock (other than shares of Common Stock held by Merger Sub and shares of Common Stock held by stockholders properly exercising appraisal rights under the laws of the State of Delaware) was converted into a right to receive $25.00 in cash, without interest. Pursuant to the Merger Agreement, at the Effective Time, each share of common stock of Merger Sub was converted into and became one fully-paid and non-assessable share of common stock of the Surviving Corporation.

               On December 17, 1999, the Company informed The Nasdaq National Stock Market, Inc. of the Merger and requested the delisting of the Common Stock effective as of December 17, 1999.

               On December 17, 1999, the Company filed a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15 ("Form 15") with the Commission. Pursuant to Rule 12g-4 of the Exchange Act, termination of registration shall take effect in 90 days thereafter; however, Company's duty to file any reports required under the Exchange Act was immediately suspended upon filing the Form 15.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Item 7 of the Statement is hereby amended and restated as follows:

               1.   Composite Fourth Amended and Restated Plan of
                    Reorganization for O'Brien Environmental Energy, Inc. (previously filed as an exhibit to NRG's Schedule 13D on May 10, 1996).

               2. Amended and Restated Stock Purchase and Reorganization Agreement, dated as of January 31, 1996, between NRG Energy, Inc. and O'Brien Environmental Energy, Inc. (previously filed as an exhibit to NRG's Schedule 13D on May 10, 1996).

               3. Option Agreement, dated March 8, 1996, between O'Brien Environmental Energy, Inc. and NRG Energy, Inc. (previously filed as an exhibit to Amendment No. 1 to NRG's Schedule 13D on August 29, 1997).

               4. Option Exercise Notice, dated August 28, 1997, from NRG Energy, Inc. to NRG Generating (U.S.), Inc. (previously filed as an exhibit to Amendment No. 1 to NRG's
                    Schedule 13D on August 29, 1997).

               5. Form of Proxy to be executed by Halcyon Alchemy Fund, L.P., Halcyon Special Situations, L.P., Gryphon Hidden Values Limited and Gryphon Hidden Values II Limited (previously filed as an exhibit to Amendment No. 4 to NRG's Schedule 13D on August 3, 1998).

               6. Letter, dated September 14, 1998, from NRG Energy, Inc. to David H. Peterson, Chairman of the Board of Directors of Cogeneration Corporation of America (previously filed as an exhibit to Amendment No. 5 to NRG's Schedule 13D on October 15, 1998).

               7. Letter Agreement, dated October 27, 1998, between NRG and Wexford Management LLC (previously filed as an exhibit to Amendment No. 7 to NRG's Schedule 13D on October 30, 1998).

               8. Letter Agreement, dated October 30, 1998, between NRG and Rumpere Capital (previously filed as an exhibit to Amendment No. 8 to NRG's Schedule 13D on November 3,
                    1998).

               9. Contribution and Stockholders Agreement, dated as of August 26, 1999, between NRG Energy, Inc., Calpine Corporation and Calpine East Acquisition Corp. (previously filed as an exhibit to Amendment No. 10 to NRG's Schedule 13D on August 27, 1999).

               10. Certificate of Merger merging Calpine East Acquisition Corp. with and into Cogeneration Corporation of America, as filed with the Secretary of State of the State of Delaware on December 17, 1999.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 17, 1999

                                    NRG ENERGY, INC.


                                    By: /s/ James J. Bender
                                        ----------------------------------------
                                        Name:  James J. Bender
                                        Title: Vice President and General
                                               Counsel


                                    NORTHERN STATES POWER COMPANY


                                    By: /s/ John P. Moore, Jr.
                                        ----------------------------------------
                                        Name:  John P. Moore, Jr.
                                        Title: Vice President and Corporate
                                               Secretary

                                  EXHIBIT INDEX


Exhibit #   Description of Document
---------   -----------------------

10          Certificate of Merger merging Calpine East Acquisition Corp.
            with and into Cogeneration Corporation of America, as filed with the Secretary of State of the State of Delaware on December 17, 1999.